GREENWICH LIFESCIENCES, INC.

3992 Bluebonnet Dr, Building 14

Stafford, TX 77477

June 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Jenn Do

Terence O’Brien

David Gessert

Michael Clampitt

Re:	Greenwich LifeSciences, Inc.

Registration Statement on Form S-1

Filed May 29, 2020

File No. 333-238829

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Greenwich LifeSciences, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 10, 2020 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Registration Statement on Form S-1

Cover Page

1. Please revise the IPO Prospectus cover page to describe the concurrent offering on behalf of the Selling Stockholders and the number of shares being registered in that offering. In this regard we note the disclosure on the cover page of the Selling Stockholder Prospectus describing the concurrent underwritten IPO.

RESPONSE:	The IPO Prospectus cover page has been revised to describe the concurrent offering on behalf of the Selling Stockholders and the number of shares being registered in such offering.

2. Noting that the listing of your stock on the Nasdaq Capital Market is a condition to this offering, please explain how your shares may be quoted on the OTCBB, OTCQX or OTCQB marketplaces as described on the cover page of the Selling Stockholder Prospectus. If your shares will be quoted on such marketplaces please clarify that such quotes may not be indicative of the market price on a national securities exchange.

RESPONSE:	The Registration Statement has been revised to remove references to the Company’s stock being quoted on the OTCBB, OTCQX or OTCQB marketplaces because the listing of the Company’s stock on the Nasdaq Capital Market is a condition to such offering.

Risk Factors

We are registering shares of common stock to certain stockholders concurrently with the primary offering..., page 37

3. We note your disclosure in this risk factor that the selling stockholders have expressed an intent not to sell stock concurrently with the primary offering. However, we also note that the Selling Stockholder table on page 104 of the Selling Stockholder Prospectus reflects that the selling stockholders expect to offer all of their shares in the offering. Please explain or revise to reconcile these disclosures as necessary.

RESPONSE:	The Registration Statement has been revised to indicate that the selling stockholders have expressed an intent not to sell stock concurrently with the primary offering.

4. We note footnotes 3 and 4 to the Selling Stockholders Table on page 104 of the Selling Stockholder Prospectus indicating that Pankaj Patel and Jim Hallock are the beneficial owners of 10.6% and 5.3% of your common stock, respectively. However, we do not see where their beneficial ownership is reflected in the Beneficial Ownership Table on page 88. Please revise the table or related footnotes as appropriate to reflect Messrs. Patel and Hallock’s beneficial ownership of your common stock. Additionally, if Messrs. Patel or Hallock currently, or following this offering will, beneficially own shares of your common stock in a capacity other than as trustees of the identified trusts, other than shares that they may have purchased in these offerings, please revise the footnotes to the table on page 104 to reflect their ownership of such shares.

RESPONSE:	The beneficial ownership table in the Registration Statement has been revised to include Pankaj Patel and Jim Hallock.

Sincerely,

Greenwich LifeSciences, Inc.

/s/ Snehal Patel
By: Snehal Patel
Title: Chief Executive Officer